Avid Technology, Inc. PREM14A

Exhibit 107

Calculation of Filing Fee Tables

SCHEDULE 14A
(Form Type)

AVID TECHNOLOGY, INC.
(Exact Name of Registrant as Specified in its Charter)

Table 1 – Transaction Value

	Proposed Maximum Aggregate Value of Transaction	Fee Rate	Amount of Filing Fee
Fees to Be Paid	$1,228,307,321.93 (1)	0.00011020	$135,359.47 (2)
Fees Previously Paid	–		–
Total Transaction Valuation	$1,228,307,321.93
Total Fees Due for Filing			$135,359.47
Total Fees Previously Paid			–
Total Fee Offsets			–
Net Fee Due			$135,359.47

(1)	The proposed maximum aggregate value of the transaction was calculated based on the acquisition consideration of $1,228,307,321.93 in cash.

(2)	In accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, the filing fee was determined by multiplying the current fee rate by the transaction value.